Mail Stop 4561

April 27, 2009

Serge Beausoleil, President and Chief Executive Officer
Viropro, Inc.
300, Avenue des Sommets, Suite 1806
Verdun, Quebec, Canada
H3E 2B7

      Re: Viropro, Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed April 21, 2009
              File No. 333-06718

Dear Mr. Beausoleil:

      We have reviewed your revised filing and response letter, and have the following comments. All references to prior comments refer to those issued in our comment letter dated April 1, 2009.

General

1.   The filing states in several places that the extraordinary meeting of shareholders is to be held on April 24, 2009, a date that is now in the past. Please confirm, if accurate, that the extraordinary shareholder meeting to which your proxy statement relates has not yet occurred, and revise your filing as appropriate.

2.   In addition, you state on page 3 that the proxy statement and accompanying proxy form are first being mailed to stockholders on or about March 16, 2009. Please confirm that the proxy statement has not yet been sent to stockholders, and revise your filing as appropriate.

1- Approving the Amendment to our Restated Certificate of Incorporation, page 5

3.   We note the revisions made to your filing in response to prior comment 2. You indicate on page 7 that the implementation of the proposed increase in authorized shares is not conditioned on the occurrence of the proposed change of control because "even without the change of control, the Company is nearing the current number of authorized shares and increase will be necessary in any event." Disclosure elsewhere in your filing states that the company had only approximately 43 million shares issued and outstanding as of December 31, 2008, out of the 100 million shares currently authorized. It is unclear from the disclosure provided how the company is "nearing

Mr. Serge Beausoleil
Viropro, Inc.
April 27, 2009
Page 2

the current number of authorized shares." Please provide further support for this statement, or otherwise revise your filing as appropriate.

4. In addition, please expand your disclosure to set forth more clearly each of the reasons for the proposed increase in authorized shares from 100 million to 1 billion, given that the proposal to increase authorized shares is not conditioned on the change of control. In this regard, we note that the reasons currently provided for the proposed increase in capital relate solely to the proposed acquisition by Biologics Process Development of a controlling equity stake in the company.

Form of Proxy

5. We refer to prior comment 8 and note that you have modified the form of proxy to allow for votes against proposal 1. As previously requested, please also revise your description of this proposal to clarify that you are proposing an increase in the number of authorized shares, as opposed to outstanding shares.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (514) 989-7365
     Claude Gingras, Consultant to Legal Affairs
     Viropro, Inc.